AEM SPA

02 NOV 21 AM 9:03

FILE NO. 82-4911

N.
(da citare nella risposta)

AFG/SES/580/2002/AG/mm

BY UPS

02055956

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
(U.S.A.)

November 15, 2002

Attention: Special Counsel, Office of International Corporate Finance

SUPPL

Dear Sir or Madam,

Please find enclosed a copy, translated in English, of the Press release issued today, regarding the acquisition by Aem of 5,4% of the share capital of Aar e Ticino SA di Elettricità.

Please do not hesitate to contact the undersigned in Milan (Italy) at 00-39-02-7720-3089, should you have any questions.

Very truly yours,

Antonella Giacobone
Company Secretary

PROCESSED
DEC 09 2002
THOMSON FINANCIAL

Encl.

AEM SPA
20122 Milano - Corso di Porta Vittoria, 4 - Tel. 027720.1 - Fax 027720.3920 - Telex 334170
Capitale sociale L. 1.800.047.400.000 i.v. - Codice fiscale e Partita IVA 11957540153 - Registro Imprese di Milano N. 1566509/1996
Codice V.A.T. IT 11957540153 - Internet: http://www.aem.it - e-mail: info@aem.it

Cod. 5968127 - 1.99

AEM SPA

PRESS RELEASE

Today AEM S.p.A. has finalized the acquisition of no. 165.605 shares, amounting to 5.4 % of "Aar e Ticino SA di Elettricità" (ATEL) share capital, a Swiss company listed on the Zurich Stock Exchange. The total price for the share package was 137.452.150,00 CHF.

The equity investment in ATEL is part of the AEM strategy to strengthen the Company's relationship with a major European player: ATEL in fact owns, among other things, interconnection lines with Europe for electricity distribution and it is an active partner in Edipower S.p.A.

With this acquisition, AEM has now become the fourth largest shareholder in ATEL which, in turn, owns a 5.1 % stake in AEM.

Aar e Ticino SA di Elettricità (ATEL) is a Swiss company with head offices at Olten. ATEL generates, transmits, distributes and sells electricity and energy services throughout Europe through its own branches, subsidiary companies and affiliates.

Formed in 1894, ATEL at present has a total staff exceeding 8,000. Consolidated turnover in 2001 reached CHF 3.62 billion, generating CHF 540 million in cash flow. ATEL's main markets are – in addition to Switzerland – Italy, Germany and, to an increasing extent, the eastern European countries.

Milan, 15 November 2002